MEMBERS LIFE INSURANCE COMPANY

MEMBERS® HORIZON VARIABLE ANNUITY

SUPPLEMENT DATED OCTOBER 9, 2024 TO

MEMBERS® HORIZON VARIABLE ANNUITY

PROSPECTUS DATED MAY 1, 2024

This supplement updates the prospectus for the variable annuity contract listed above and contains information that you should read and maintain for future reference. Please keep this supplement with your records.

The Board of Trustees of Morgan Stanley Variable Insurance Fund, Inc. (the “Fund”) has notified us that it has approved the liquidation of the Morgan Stanley Variable Insurance Fund Global Infrastructure Portfolio (the “Fund”) pursuant to which the Fund will liquidate at the close of business on or about December 4, 2024, and the liquidation is expected to occur on or about December 6, 2024 (the “Liquidation Date”). All Contract Value remaining in the Subaccounts investing in the Fund (the “Morgan Stanley Subaccount”) on the Liquidation Date will be transferred automatically to the Vanguard Variable Insurance Fund Money Market Portfolio (the “Vanguard Money Market Subaccount”). After the Liquidation Date, any automatic transaction that involved the Morgan Stanley Subaccount, such as automatic rebalancing, instead will involve the Vanguard Money Market Subaccount. For example, if your Variable Subaccount Allocation includes the Morgan Stanley Subaccount, as of the Liquidation Date, your Vanguard Money Market Subaccount allocation will be increased by the current allocation to the Morgan Stanley Subaccount and rebalancing will occur based on the new Allocation Levels.

From the date of this supplement until the Liquidation Date, you may transfer from the Morgan Stanley Subaccount to any other Subaccount (as permitted by your Contract) without that transfer counting as a transfer that is subject to the transfer processing fee. If you have Contract Value invested in the Morgan Stanley Subaccount on the Liquidation Date and it is automatically transferred into the Vanguard Money Market Subaccount, you may transfer from the Vanguard Money Market Subaccount to any other Subaccount (as permitted by your Contract) for 60 days after the Liquidation Date without that transfer counting as a transfer that is subject to the transfer processing fee. Also, you may want to change any automatic transactions that you elected. You should know that during extended periods of low interest rates, and partly as a result of insurance charges, the yields of the Vanguard Money Market Subaccount may become extremely low and possibly negative. There is no assurance that the Vanguard Variable Insurance Fund Money Market Portfolio will be able to maintain a stable net asset value per share.

To obtain a copy of the prospectus for the Vanguard Variable Insurance Fund Money Market Portfolio or for any other fund in which the Variable Account invests, or if you have any questions regarding the Fund liquidation, please call us at 1-800-798-5500 or write us at 2000 Heritage Way, Waverly, Iowa 50677.